SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IGH announces sale of Intercontinental Mark Hopkin

Exhibit No: 99.1

IHG ANNOUNCES SALE OF
INTERCONTINENTAL MARK HOPKINS SAN FRANCISCO FOR $120 MILLION

18 February 2014 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces the sale of the 383 room InterContinental San Francisco Mark Hopkins1 (the “Hotel”) to a joint venture between affiliates of Woodridge Capital Partners (“Woodridge”) and funds managed by Oaktree Capital Management L.P. (“Oaktree”) for $120m gross cash proceeds. IHG will continue to manage the Hotel under a long-term management contract.

The Hotel first opened in 1926, and became an InterContinental in 1973. IHG acquired the lessee interest in 1983 and subsequently acquired the freehold in 2010.  The new owners have agreed to invest approximately $20m to refurbish and reposition the hotel.

The sale is a continuation of IHG’s strategy to reduce the capital intensity of the business. Over the last 12 months IHG has agreed to dispose of three owned InterContinental hotels, with total gross proceeds of almost $830m.  The disposal of InterContinental London Park Lane completed in May 2013 and the disposal of an 80% interest in InterContinental New York Barclay was announced in December 2013; this is expected to complete next month.

Paul Edgecliffe-Johnson, Chief Financial Officer of IHG commented:
“Today’s announcement is yet another milestone for IHG, as we continue our asset light strategy. This demonstrates our ability to execute major asset deals and the enduring attractiveness of the InterContinental brand.  We are delighted to have secured a long-term management contract on the Hotel with an experienced new owner and look forward to a successful partnership with them.”

1The Hotel generated revenues of $42m and EBIT of $6m in 2013 and had a net book value of $90m at 31 December 2013.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0) 1895 512176
Media Relations (Yasmin Diamond; Zoe Bird):  +44 (0) 1895 512008

Notes to Editors:

About IHG
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc

About Woodridge Capital Partners
Founded by Michael Rosenfeld, Woodridge Capital Partners, LLC (“Woodridge”) is a Los Angeles based real estate development and Investment Company, and through its affiliates, are owners and developers of a broad range of hotel, resort, residential, and commercial properties throughout the United States.

About Oaktree Capital Management
Oaktree Capital Management, L.P. is a leader among global investment managers specializing in alternative investments, with $83.6 billion in assets under management as of December 31, 2013. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 800 employees and offices in 16 cities worldwide. For additional information, please visit Oaktree’s website at http://www.oaktreecapital.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 February 2014